

November 2, 2010

Stephen A. Martin
Senior Vice President/General Counsel
Accuride Corporation
7140 Office Circle
Evansville, Indiana 47715

Re: Accuride Corporation
Form S-4 filed on October 22, 2010
SEC File No. 333-17018

Schedule TO-I filed on October 22, 2010
SEC File No. 5-61953

Dear Mr. Martin:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the filings listed above for compliance with
applicable tender offer rules. The focus of our review is limited to the issues identified
below. All defined terms have the same meaning as in your registration statement, unless
otherwise indicated.

Form S-4

The Conversion Offer and Consent Solicitation – The Solicitation of Consents for the
Proposed Amendments, page 48

   1.   You state that by tendering convertible notes, holders will be deemed to have
          released and waived any and all prior claims they may have had against you or
          your affiliates under the existing indenture. In your response letter, explain
          whether any such claims are known to exist and if so, describe their basis. In
          addition, tell us why this provision is acceptable, including under Section 318 of
          the Trust Indenture Act of 1939.

Conditions to the Conversion Offer and Consent Solicitation, page 57

2. On page 58, quantify the material adverse change in the price of the convertible notes or the common stock that would "trigger" this condition.

3. See our last comment above. In the next bullet point, quantify the "material impairment in the trading market for the securities" that would trigger this condition.

4. Your offer may be conditioned on any number of events or circumstances, so long as they are outside your control and objectively verifiable. Please revise the language in the first paragraph after the bullet points on page 59 that states that you may assert a condition "regardless of the circumstances giving rise to [such condition]" to avoid the implication that action or inaction may allow you to assert an offer condition and terminate the offer.

5. In the same paragraph, you state that failure to assert a right under the listed offer conditions will not be deemed a waiver of such right. Please be advised that if, while the offer is pending, events or circumstances arise that "trigger" the condition, you must immediately advise note holders how you intend to proceed. That is, you should advise whether you will waive the condition and proceed with the offer, or assert it and terminate the offer. You may not rely upon the cited language to effectively waive the offer condition by failing to assert it. Please confirm your understanding in your response letter.

Closing Comments

Please amend the filings to address the comments above and to provide any supplemental information requested. If you have questions, please do not hesitate to contact me at (202) 551-3263.

Regards,

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Christopher D. Lueking, Esq. (via facsimile)
        Rodd M. Schreiber, Esq. (via facsimile)